SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

June 24, 2025

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on June 23, 2025.

Autonomous City of Buenos Aires, June 23rd 2025

To

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

A3 Mercados S.A.

Re.: Relevant Event – Cancellation CEDEARs TELECOMUNICACOES BRASILEIRAS S.A. – TELBRÁS Program.

Dear Sirs,

I write to you in my capacity as Head of Market Relations of Banco Macro S.A. in connection with the above captioned matter and our publication made on April 9th 2025 (ID #3344378) in order to inform the cancellation of the Cedear Program as described below:

TYPE: Cedear TELEBRAS PN RCTB41 PREF ESCRIT

CV CODE: 8003

ISIN: ARITAU110094

PAYMENT DATE: 06/19/2025

PLACE OF PAYMENT: CAJA DE VALORES S.A.

RECORD DATE: 06/18/2025

NUMBER OF CEDEAR: 3639

VALUE IN U$S: USD 104,000

PAYABLE RATIO IN U$S: 28.579280022

Sincerely,

Jorge F. Scarinci

Head of Market Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 24, 2025

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer